UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 2007

Commission File Number:  001-32458


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT


Attached to this Report on Form 6-K as Exhibit 1 is a press release dated April 24, 2007 from Diana Shipping Inc. (the "Company") announcing that it has entered into a long term time charter contract for the dry bulk carrier Capesize newbuilding Hull No. H1043.

                                                                Exhibit 1



                                             Corporate Contact:
                                             Ioannis Zafirakis
                                             Director and Vice-President
                                             Telephone: + 30-210-9470100
                                             izafirakis@dianashippinginc.com
                                             -------------------------------
For Immediate Release
---------------------
                                             Investor and Media Relations:
                                             Edward Nebb
                                             Euro RSCG Magnet
                                             Telephone: + 1-212-367-6848
                                             ed.nebb@eurorscg.com
                                             --------------------


            DIANA SHIPPING INC. ANNOUNCES NEW LONG TERM TIME CHARTER
                         CONTRACT WITH B.H.P. BILLITON

ATHENS, Greece, April 24, 2007 - Diana Shipping Inc. (NYSE:DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has entered into a long term time charter contract with B.H.P. Billiton Marketing A.G. of Baar, Switzerland for the dry bulk carrier Capesize newbuilding Hull No. H1043. The vessel, approximately 177,000 dwt, is currently being constructed by Shanghai Waigaoqiao Shipbuilding Co., Ltd. and the Company expects to take delivery in November 2007.

The charter contract provides for an approximately 47 to 49 month period at a fixed gross rate of $52,000 per day. The charterer has the option to employ the vessel for a further 11-13 month period at the same daily gross charter rate. The charter is expected to commence immediately after the delivery of the vessel to the Company.

During the minimum period of approximately four years, this employment is expected to generate gross revenues of approximately $75 million. If the charterer exercises its option for the fifth year, the charter is expected to generate gross revenues of approximately $93 million over the entire period.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented:
"Once again Diana Shipping Inc. has demonstrated its ability to acquire and employ a vessel on terms that are accretive to the dividend per share. We believe that in the current market, Capesize vessel prices are justified when an owner can charter the vessels for long periods at attractive rates. In our view, first class charterers are usually prepared to enter into long term relationships only with companies that they consider well-established having stable earnings and no extensive liabilities."

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               DIANA SHIPPING INC.
                                  (registrant)



Dated:  April 24, 2007                      By:    /s/ Anastassis Margaronis
                                                   --------------------------
                                                   Anastassis Margaronis
                                                   President


SK 23159 0002 767744